Skillful Craftsman Education Technology Limited

Floor 4, Building 1, No. 311, Yanxin Road

Huishan District, Wuxi

Jiangsu Province, PRC 214000

May 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert S. Litttepage

Re:	Skillful Craftsman Education Technology Limited

Amendment No. 1 to Registration Statement on Form F-1

Filed May 14, 2020

File No. 333-237815

Dear Mr. Littlepage:

I am the Chairman of Skillful Craftsman Education Technology Limited, a Cayman Islands company (the “Company”). In connection with a proposed initial public offering of the Company’s ordinary shares, we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering (“IPO”), the Registration Statement on Form F-1 (the “Registration Statement”) must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company has included in the Registration Statement its audited consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America, as of March 31, 2019 and 2018 and for each of the two fiscal years ended March 31, 2019 and 2018, and unaudited interim consolidated financial statements as of September 30, 2019 and for each of the six-month periods ended September 30, 2019 and 2018.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s November 1, 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff notes:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.”

In connection with this request, on behalf of the Company, I represent to the Commission that:

1.             The Company is not currently a public reporting company in any other jurisdiction.

2.             The Company is not required by any jurisdiction outside the United States to prepare, and has not prepared, financial statements audited under any generally accepted auditing standards for any interim period.

3.             Compliance with Item 8.A.4 is impracticable and involves undue hardship for the Company.

4.             The Company does not anticipate that its audited financial statements for the year ended March 31, 2020 will be available until July 1, 2020.

5.             In no event will the Company seek effectiveness of the Registration Statement if its audited financial statements are older than 15 months at the time of the offering.

We will file this letter as an exhibit to the Registration Statement pursuant to Instruction 2 to Item 8.A.4 of Form 20-F.

Please do not hesitate to contact me if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely, Skillful Craftsman Education Technology Limited

By:	/s/ Xiaofeng Gao
Name:	Xiaofeng Gao
Title:	Chairman